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                                                                      EXHIBIT 1

                          BT ALEX. BROWN INCORPORATED
                          ---------------------------

                                                               January 14, 1998

The Board of Directors of
 OHM Corporation
16406 U.S. Route 224, East
Findlay, OH 45840

Dear Sirs:

  OHM Corporation ("OHM" or the "Company"), International Technology Corporation ("Buyer") and IT-Ohio, Inc., a wholly-owned subsidiary of Buyer ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, dated as of January 15, 1998 (the "Agreement"). Pursuant to the Agreement, within five business days thereof, Merger Sub will commence a cash tender offer (the "Offer") to acquire 13,933,000 shares of common stock, par value $0.10 per share (the "Common Stock"), of OHM at a price of $11.50 per share, net to the seller in cash. The Agreement also provides that following the Offer, Merger Sub shall be merged with and into the Company (the "Merger"), and that each outstanding share of Common Stock, other than Excluded Shares (as defined in the Merger Agreement), shall be converted into, and become exchangeable for, the right to receive 1,394 (the "Exchange Ratio") shares of common stock, par value $0.01 per share, of Buyer ("Buyer Common Stock"); provided, however, that if the aggregate number of shares of Common Stock accepted for payment and paid for pursuant to the Offer and purchased from Waste Management, Inc. pursuant to the Repurchase Agreement (as defined in the Agreement) is less than 19,168,381 shares of Common Stock, then the Exchange Ratio shall be adjusted downward, as provided in the Agreement, and if so adjusted, each outstanding share of Common Stock shall be converted into, and become exchangeable for, the right to receive a combination of Buyer Common Stock and cash. Pursuant to the Agreement, concurrently with the acceptance by Merger Sub of shares of the Common Stock for payment in the Offer, the Company shall pay a pro rata taxable distribution to holders of record of the Common Stock as of the close of business on the date prior to the date Merger Sub accepts Common Stock for payment in the Offer, of all of the shares of common stock, par value $0.01 per share, of NSC Corporation ("NSC") held by the Company (the "NSC Distribution"). You have requested our opinion as to whether the aggregate consideration to be received by the holders of the Common Stock in the Offer, the Merger and the NSC Distribution is fair, from a financial point of view, to such holders.

  BT Alex. Brown Incorporated ("BT Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the transaction described above. We have also served as a managing underwriter in the follow-on public offering of the Common Stock of the Company in December, 1993, and have acted as financial advisor to the Company in connection with other matters. BT Alex. Brown regularly publishes research reports regarding the environmental services industry and the businesses and securities of the Company and other publicly owned companies in the environmental services industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of both the Company and the Buyer for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and the Buyer.

  In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Buyer and certain internal analyses and other information furnished to us by the Company and Buyer. We have also held discussions with the members of the senior managements of the Company and Buyer regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for
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the common stock of the Company, Buyer and NSC, (ii) compared certain financial and stock market information for the Company, Buyer and NSC with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) performed a discounted cash flow analysis, (v) reviewed the terms of the Agreement, and (vi) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company and Buyer, we have assumed that such information reflects the best currently available judgments and estimates of the managements of the Company and Buyer as to the likely future financial performances of their respective companies. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of the Company and Buyer, nor have we been furnished with any such evaluations or appraisals. Further, we have not made an independent evaluation or appraisal of the liabilities (including environmental liabilities) of the Company or the Buyer. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

  Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of the Company and do not constitute a recommendation to the Company's stockholders as to whether to tender their shares in the Offer or how they should vote at the stockholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to the Company's Schedule 14D-9 in connection with the Offer and to any proxy or registration statement distributed in connection with the Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the aggregate consideration to be received by the holders of the Common Stock in the Offer, the Merger and the NSC Distribution is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          BT Alex. Brown Incorporated

                                          /s/ BT Alex. Brown Incorporated